Transamerica Life Insurance Company Home Office: [Cedar Rapids, IA 52499] Administrative Office: [4333 Edgewood Rd NE] [Cedar Rapids, IA 52499] [(800) 238-4302]

(Referred to as the Company, we, our or us)

BASE INSURED RIDER

We have issued this rider as a part of the policy to which it is attached.  Except as otherwise specifically set forth below, it is subject to all of the terms of the policy.

Rider Benefit
If the Insured dies while insured under this rider, we will pay the rider death benefit as set forth below. The amount of the rider death benefit is shown in the Policy Data. If coverage is added or changed after the Date of Issue of the policy, the rider death benefit will be the amount we confirm to you in writing. The rider death benefit is payable in addition to the death benefit payable under the policy. Payments are subject to the provisions of the policy and this rider.

Payment of Proceeds	Any proceeds payable under this rider will be paid to the Beneficiary under the policy. Any proceeds may be applied under the Settlement Provisions of the policy.
Definitions	Age has the meaning described in the policy. Insured means the Insured under the policy to which this rider is attached. It does not include any other individuals covered under other riders.
Conversion
While this rider is in effect, you may convert it to a new policy of permanent insurance we make available at that time for such purpose. The conversion may be made at any time prior to the Insured’s 70th birthday. You must send us a Written Request for the conversion. The following will apply:

1. The face amount of the new policy may not exceed the rider death benefit as of the date of the conversion.
2. The face amount of the new policy may not be less than our published minimum for the plan selected. There will always be a plan available in an amount to which you may convert.
3. The new policy will be effective on the date of conversion. You will be the owner of the new policy, unless you request otherwise.
4. Premiums for the new policy will be based on the same Class of Risk as this rider (or for a similar Class of Risk, if the same Class of Risk is not available on the new policy), and the Insured’s sex and date of birth.
5. The initial premium for the new policy must be received at our Administrative Office within 31 days of receipt of the conversion application. If the initial premium is not received within that period, the conversion application will be cancelled and coverage under this rider will continue, unless it has otherwise been terminated.
6. Even if monthly charges for this rider are being waived under a rider attached to the policy at the time of conversion, the premiums or monthly deductions under the new policy will not be waived.
7. The new policy will be dated as of the date of the conversion. Coverage under this rider will terminate when coverage under the new policy begins.
8. If coverage under this rider is converted in accordance with these conditions, no evidence of insurability will be required and the incontestability and suicide periods for the new policy will be measured from the later of the Rider Date or the date of any reinstatement of the new policy.

If permitted by the policy, we may allow you to increase the policy’s Face Amount as an alternative to conversion.

Termination
This rider will terminate on the earliest of the following dates or events:

1. The death of the Insured;
2. The Policy Anniversary at the Insured’s Age 100;
3. The next Monthly Policy Date following the date you request termination of this rider;
4. The date the policy Lapses;
5. The date the policy is surrendered or continued under any nonforfeiture option;
6. The date the policy terminates; or
7. The date all coverage under this rider is converted.

Our taking of a monthly charge for any period after the date of termination of this rider shall create no liability by us with respect to this rider, nor will it constitute a waiver of the termination. Any monthly charge for this rider following its termination will be retroactively refunded by crediting it to the Policy Value.

Reinstatement
If the policy is Reinstated, you may reinstate this rider and any rider death benefit that was in effect when the policy Lapsed. This rider may be reinstated only if we have received:

1. The Insured’s written consent to reinstatement; and
2. Evidence of insurability sufficient to satisfy us that the Insured continues to qualify for the same Class of Risk and any substandard rating upon which we based the issuance of the coverage.

Consideration	We have issued this rider in consideration of the application and payment of the first monthly charge for this rider.
Monthly Charges for this Rider
While this rider is in effect, we will take monthly charges for this rider from the Policy Value of the policy. The first monthly charge for this rider is shown in the Policy Data if this rider is issued on the Date of Issue of the policy. The monthly charge for this rider equals the rider Monthly Cost of Insurance Rate multiplied by the rider death benefit divided by 1,000. To determine the rider Monthly Cost of Insurance Rate, we will use the current Monthly Cost of Insurance Rate Tables in effect for this rider using the Insured’s Age, sex, Class of Risk, any substandard rating and the number of years that have elapsed since the Policy Anniversary on or prior to the Rider Date (rounding up in the case of partial years).

The Guaranteed Maximum Monthly Cost of Insurance Rates are shown in the policy. We may use rider Monthly Cost of Insurance Rates lower than the Guaranteed Maximum Monthly Cost of Insurance Rates but will never charge rates in excess of the Guaranteed Maximum Monthly Cost of Insurance Rates. We may change the rider Monthly Cost of Insurance Rates from time to time. Any change to the rider Monthly Cost of Insurance Rates will be applied uniformly to all persons of the same Age, sex, Class of Risk and any substandard rating whose coverage has been in effect for the same length of time. The Guaranteed Maximum Monthly Cost of Insurance Rate is based on the Insured’s Age, sex and Class of Risk, adjusted for any rating.

Incontestability
The provisions of the policy relating to incontestability apply to this rider.  However, if this rider is added after the Date of Issue of the policy, the contestable period will be measured from the later of the Rider Date or the date this rider is reinstated.

If the rider death benefit is increased, a new two year contestability period will apply from the date of each increase with respect to statements made in the application for that increase, but only for the amount of the increase.

Suicide
If the Insured, whether sane or insane, dies by suicide within two years from the Date of Issue of the policy, our liability will be limited to an amount equal to the total monthly charges taken for this rider. If this rider is added after the Date of Issue of the policy, the two year period will be measured from the Rider Date. If this rider is reinstated, this section will be reinstated. A new two year period will apply beginning on the date of reinstatement.

If the Insured, whether sane or insane, dies by suicide within two years from the reinstatement date, our liability will be limited to an amount equal to the monthly charges taken for this rider from the date of reinstatement.

If the Insured, whether sane or insane, dies by suicide within two years from the effective date of any increase in the rider death benefit, our liability for the amount of increase will be limited to the total monthly charges taken for the increase.

Misstatement of Age or Sex
If the date of birth and/or sex of the Insured has been misstated and we discover this while the Insured is still living, we may recalculate and revise the Policy Value to the amount it would have been at the Insured’s correct Age and/or sex. If we discover a misstatement of the Insured’s date of birth and/or sex after the Insured’s death or if the revised Policy Value would result in the termination of the policy, we will adjust the rider death benefit instead. The adjusted rider death benefit will be the amount which would have been purchased at the Insured’s correct Age and/or sex by the most recent monthly charges using the correct Monthly Cost of Insurance Rates. If the misstatement is discovered while the Insured is still living, future monthly charges and Minimum Monthly No Lapse Premiums will be adjusted for the Insured’s correct Age and/or sex.

No Dividends are Payable	This rider does not participate in our profits or surplus.
Nonforfeiture Values	This rider does not have cash values or loan values.
Rider Date	The Rider Date of this rider will be the Policy Date, unless we inform you in writing of a different date.

Signed for us at our home office.

/s/Craig D. Vermie	/s/Brenda Clancy
[Secretary]	[President]